Qifu Technology, Inc.

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

July 11, 2025

VIA EDGAR

Ms. Kathleen Collins

Ms. Brittany Ebbertt

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qifu Technology, Inc. (the “Company”)
Form 20-F for the Year Ended 2024
Filed March 25, 2025
File No. 001-38752

Dear Ms. Collins and Ms. Ebbertt:

This letter sets forth the Company’s response to the comment contained in the letter dated June 26, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on March 25, 2025 (the “2024 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Year Ended 2024

Key Information

Financial Information Related to Our Consolidated Variable Interest Entities, page 11

1.	Please revise the condensed consolidated financial schedules to address the following:

•	Include a footnote to the column “primary beneficiaries of VIEs excluding the Company” to identify the primary beneficiaries. In this regard, it appears you only have one WFOE entity.

•	Revise footnote (1) to remove the reference to using the equity method to consolidate the VIEs as you do not hold any equity interest in the VIEs. Additionally, clarify that you are the primary beneficiary of the VIEs for accounting purposes only.

Qifu Technology, Inc.

July 11, 2025

•	Present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIE. Relatedly, revise to present the service fee income received by the primary beneficiary from the VIEs separately from third-party revenue.

•	Revise the “investments in subsidiaries and VIEs” line item in your results of operations schedule to present investment in subsidiaries separately from VIEs to distinguish income from your equity owned subsidiaries from the income from contractual arrangements with the VIEs.

•	Similarly, revise the “investments in subsidiaries and VIEs” line item from your schedules of financial condition to present investment in subsidiaries separately from net assets of the VIEs.

•	Revise to refer to these schedules as condensed consolidating schedules rather than consolidated schedules. Also, revise to refer to the VIEs rather than “our consolidated VIEs” as the latter implies you have ownership of or equity interest in the VIEs.

The Staff’s comment is duly noted.  In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Financial Information Related to ~~Our Consolidated Variable Interest Entities~~ the VIEs and the VIEs’ subsidiaries

The following table presents the condensed ~~consolidated~~ consolidating schedules of financial position, results of operations and cash flow data for our company, ~~our consolidated VIEs~~ the VIEs and the VIEs’ subsidiaries, ~~our~~ the WFOE that is the primary beneficiary of the VIEs ~~excluding our company~~ and other subsidiaries as of the dates or for the years presented, as the case may be. For the purpose of this presentation, the financial statement amounts for our consolidated subsidiaries are prepared using same accounting policies as set out in the consolidated financial statements. We are the primary beneficiaries of the VIEs for accounting purposes only.

Qifu Technology, Inc.

July 11, 2025

	For the Year Ended December 31, 2024
			~~Primary~~
			~~Beneficiary~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Total net revenues	16,415,359	—	5,020,162	962,412	(5,232,277)	17,165,656
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	5,003,073	—	(5,003,073)	—
Other revenues	16,415,359	—	17,089	962,412	(229,204)	17,165,656
Total operating costs and expenses	14,121,455	19,770	378,419	349,719	(5,232,277)	9,637,086
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	5,003,073	—	—	—	(5,003,073)	—
Other operating costs and expenses	9,118,382	19,770	378,419	349,719	(229,204)	9,637,086
Income (loss) from operations	2,293,904	(19,770)	4,641,743	612,693	—	7,528,570
Income before income tax expense	2,465,141	20,861	4,712,203	694,217	—	7,892,422
~~Investments in subsidiaries and VIEs~~	~~—~~	~~6,248,235~~	~~2,794,427~~	~~6,067,994~~	~~(15,110,656 )~~	~~—~~
Income from subsidiaries	—	6,248,235	592,234	6,067,994	(12,908,463)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	2,202,193	—	(2,202,193)	—
Net income	2,185,995	6,264,314	6,660,228	6,248,235	(15,110,656)	6,248,116
Net (loss) income attributable to ordinary shareholders of the Company	2,202,193	6,264,314	6,660,228	6,248,235	(15,110,656)	6,264,314

Qifu Technology, Inc.

July 11, 2025

	For the Year Ended December 31, 2023
			~~Primary~~
			~~Beneficiary~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Total net revenues	15,472,430	—	1,485,711	1,051,284	(1,719,398)	16,290,027
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	1,411,509	—	(1,411,509)	—
Other revenues	15,472,430	—	74,202	1,051,284	(307,889)	16,290,027
Total operating costs and expenses	12,346,061	25,517	338,912	441,971	(1,719,398)	11,433,063
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	1,411,509	—	—	—	(1,411,509)	—
Other operating costs and expenses	10,934,552	25,517	338,912	441,971	(307,889)	11,433,063
Income (loss) from operations	3,126,369	(25,517)	1,146,799	609,313	—	4,856,964
Income before income tax expense	3,364,788	20,536	1,258,871	633,256	—	5,277,451
~~Investments in subsidiaries and VIEs~~	~~—~~	~~4,264,800~~	~~3,395,894~~	~~3,903,935~~	~~(11,564,629 )~~	~~—~~
Income from subsidiaries	—	4,264,800	580,495	3,903,935	(8,749,230)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	2,815,399	—	(2,815,399)	—
Net income (loss)	2,798,640	4,285,336	4,484,430	4,264,800	(11,564,629)	4,268,577
Net income (loss) attributable to ordinary shareholders of the Company	2,815,399	4,285,336	4,484,430	4,264,800	(11,564,629)	4,285,336

Qifu Technology, Inc.

July 11, 2025

	For the Year Ended December 31, 2022
			~~Primary~~
			~~Beneficiary~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Total net revenues	15,362,636	—	893,968	1,296,242	(998,916)	16,553,930
Service fee revenues of the primary beneficiary from the VIEs and the VIEs’ subsidiaries	—	—	392,759	—	(392,759)	—
Other revenues	15,362,636	—	501,209	1,296,242	(606,157)	16,553,930
Total operating costs and expenses	11,681,635	17,468	421,181	960,378	(998,916)	12,081,746
Service fee expenses of the VIEs and the VIEs’ subsidiaries to the primary beneficiary	392,759	—	—	—	(392,759)	—
Other operating costs and expenses	11,288,876	17,468	421,181	960,378	(606,157)	12,081,746
Income (loss) from operations	3,681,001	(17,468)	472,787	335,864	—	4,472,184
Income (loss) before income tax expense	3,856,803	(34,045)	569,614	350,000	—	4,742,372
~~Investments in subsidiaries and VIEs~~	~~—~~	~~4,058,218~~	~~3,526,061~~	~~3,793,486~~	~~(11,377,765 )~~	~~—~~
Income from subsidiaries	—	4,058,218	276,797	3,793,486	(8,128,501)	—
Income from contractual arrangements with the VIEs and the VIEs’ subsidiaries	—	—	3,249,264	—	(3,249,264)	—
Net income (loss)	3,230,659	4,024,173	4,070,283	4,058,218	(11,377,765)	4,005,568
Net income (loss) attributable to ordinary shareholders of the Company	3,249,264	4,024,173	4,070,283	4,058,218	(11,377,765)	4,024,173

Qifu Technology, Inc.

July 11, 2025

Selected Condensed ~~Consolidated~~ Consolidating Balance Sheets Information

	As of December 31, 2024
			~~Primary~~
			~~Beneficiary~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	4,005,463	274,514	882	171,557	—	4,452,416
Restricted cash	2,353,384	—	—	—	—	2,353,384
Security deposit prepaid to third-party guarantee companies	162,617	—	—	—	—	162,617
Short term investments	222	493,947	7,299	2,892,604	—	—
Accounts receivable and contract assets, net	1,003,079	—	—	1,238,583	—	2,241,662
Financial assets receivable, net	1,724,691	—	—	—	—	1,724,691
Loans receivable, net	29,252,177	—	—	—	—	29,252,177
Land use right, net	956,738	—	—	—	—	956,738
Intercompany receivables	9,121,175	3,016,777	2,483,739	2,490,196	(17,111,887)	—
~~Investments in subsidiaries and VIEs~~	~~—~~	~~20,393,966~~	~~21,388,847~~	~~21,117,637~~	~~(62,900,450 )~~	~~—~~
Investment in subsidiaries	—	20,393,966	(688,464)	18,916,637	(38,622,139)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	22,077,311	2,201,000	(24,278,311)	—
Total assets	51,940,322	24,191,284	23,949,122	28,064,227	(80,012,337)	48,132,618
Payable to investors of the consolidated trusts-current	10,389,454	—	—	—	(2,201,000)	8,188,454
Guarantee liabilities-stand ready	2,383,202	—	—	—	—	2,383,202
Guarantee liabilities-contingent	1,820,350	—	—	—	—	1,820,350
Income tax payable	618,932	—	401,320	20,435	—	1,040,687
Payable to investors of the consolidated trusts-noncurrent	5,719,600	—	—	—	—	5,719,600
Intercompany payables	4,897,887	—	4,826,527	7,387,474	(17,111,888)	—
Total liabilities	29,806,836	1,241	5,720,949	7,670,261	(19,312,888)	23,886,399
Total equity	22,133,486	24,190,043	18,228,173	20,393,966	(60,699,449)	24,246,219

Qifu Technology, Inc.

July 11, 2025

	As of December 31, 2023
			~~Primary~~
			~~Beneficiary~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	4,037,256	2,636	114,897	23,101	—	4,177,890
Restricted cash	3,381,107	—	—	—	—	3,381,107
Security deposit prepaid to third-party guarantee companies	207,071	—	—	—	—	207,071
Accounts receivable and contract assets, net	2,417,490	—	—	638,750	—	3,056,240
Financial assets receivable, net	3,118,873	—	—	—	—	3,118,873
Loans receivable, net	27,502,492	—	—	—	—	27,502,492
Land use right, net	977,461	—	—	—	—	977,461
Intercompany receivables	2,559,164	—	1,571,102	2,728,150	(6,858,416)	—
~~Investments in subsidiaries and VIEs~~	~~—~~	~~21,933,951~~	~~22,921,727~~	~~18,841,758~~	~~(63,697,436 )~~	~~—~~
Investment in subsidiaries	—	21,933,951	3,202,302	18,841,758	(43,978,011)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	19,719,425	—	(19,719,425)	—
Total assets	47,389,071	21,952,789	24,695,812	22,336,752	(70,555,852)	45,818,572
Payable to investors of the consolidated trusts-current	8,942,291	—	—	—	—	8,942,291
Guarantee liabilities-stand ready	3,949,601	—	—	—	—	3,949,601
Guarantee liabilities-contingent	3,207,264	—	—	—	—	3,207,264
Income tax payable	648,893	—	79,806	13,511	—	742,210
Payable to investors of the consolidated trusts-noncurrent	3,581,800	—	—	—	—	3,581,800
Intercompany payables	4,276,218	14,153	2,364,791	203,254	(6,858,416)	—
Total liabilities	27,597,272	15,306	2,651,752	402,801	(6,858,416)	23,808,715
Total equity	19,791,799	21,937,483	22,044,060	21,933,951	(63,697,436)	22,009,857

Qifu Technology, Inc.

July 11, 2025

	As of December 31, 2022
			~~Primary~~
			~~Beneficiarys~~
	The VIEs and		~~of VIEs~~
	the VIEs’		~~excluding the~~	Other
	subsidiaries	The Company	~~Company(1)~~ The WFOE	Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	6,437,420	464,323	175,243	88,598	—	7,165,584
Restricted cash	3,346,779	—	—	—	—	3,346,779
Security deposit prepaid to third-party guarantee companies	396,699	—	—	—	—	396,699
Accounts receivable and contract assets, net	1,933,292	—	—	1,196,652	—	3,129,944
Financial assets receivable, net	3,670,919	—	—	—	—	3,670,919
Loans receivable, net	18,484,656	—	—	—	—	18,484,656
Land use right, net	998,185	—	—	—	—	998,185
Intercompany receivables	5,906,972	295,180	2,030,097	4,163,777	(12,396,026)	—
~~Investments in subsidiaries and VIEs~~	~~—~~	~~18,275,772~~	~~19,305,251~~	~~15,692,041~~	~~(53,273,064 )~~	~~—~~
Investment in subsidiaries	—	18,275,772	2,621,793	15,692,041	(36,589,606)	—
Net assets of the VIEs and the VIEs’ subsidiaries	—	—	16,683,458	—	(16,683,458)	—
Total assets	44,093,493	19,041,600	21,535,086	21,342,081	(65,669,090)	40,343,170
Payable to investors of the consolidated trusts-current	6,099,520	—	—	—	—	6,099,520
Guarantee liabilities-stand ready	4,120,346	—	—	—	—	4,120,346
Guarantee liabilities-contingent	3,418,391	—	—	—	—	3,418,391
Income tax payable	614,687	—	33,295	13,033	—	661,015
Payable to investors of the consolidated trusts-noncurrent	4,521,600	—	—	—	—	4,521,600
Intercompany payables	6,327,635	—	3,038,297	3,030,094	(12,396,026)	—
Total liabilities	27,325,894	194,444	3,221,252	3,066,309	(12,396,026)	21,411,873
Total equity	16,767,599	18,847,156	18,313,834	18,275,772	(53,273,064)	18,931,297

Selected Condensed ~~Consolidated~~ Consolidating Cash Flows Information

~~Note:~~

(1)	~~The financial statement amounts for our consolidated subsidiaries are prepared using same accounting policies as set out in the consolidated financial statements except that equity method has been used to account for investments in VIEs.~~

The Company undertakes to refer to the VIEs and the VIEs’ subsidiaries collectively as “VIEs and VIEs’ subsidiaries,” rather than as “consolidated VIEs” or “consolidated variable interest entities” in all relevant sections of future Form 20-F filings.

Qifu Technology, Inc.

July 11, 2025

Risk Factors

Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

2.	We note changes you made to this risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F on April 26, 2024 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of other countries in many respects, including, but not limited to the extent of government involvement, stage of development, growth rate, foreign exchange controls and strategic allocation of resources. While the Chinese government continues to advance market-oriented reforms, the authorities also maintain an active role through government investment and policy guidance. State-owned enterprises continue to operate in key sectors of the economy. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises influence over China’s economic growth through guiding resources allocation, regulating payment of foreign currency-denominated obligations, setting monetary policy, and providing targeted support to certain industries.

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Qifu Technology, Inc.

July 11, 2025

The Company respectfully advises the Staff that the proposed revisions to the risk factor disclosure, as compared to the Company’s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”), are intended to streamline the language, avoid repetition, and more clearly reflect the current economic and regulatory conditions in the PRC. In accordance with the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023, the risks relating to doing business in China have been prominently disclosed under the heading “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation and any failure to comply with PRC laws and regulations could result in a material adverse change in our operations and the value of the ADSs” in the 2024 20-F filed on March 25, 2025. The Company will continue to monitor developments in the PRC regulatory and economic environment and will update its disclosure as appropriate in future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment reporting, page F-32

3.	We note the CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to 280-10-50-29(f) and the example at 280-10-55-54(c).

The Staff’s comment is duly noted.  In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net income to ~~measure segment profit or loss, allocate resources and~~ assess performance. The CODM assesses performance for the segment by comparing actual versus budget results, and such results are used to decide whether to reinvest profits into the segment or to pay dividends. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items.

*       *       *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or the Chief Financial Officer of the Company, Alex Xu, via e-mail at ir@qfin.com.

Very truly yours,

/s/ Alex Xu
Alex Xu
Chief Financial Officer

cc:	Haisheng Wu, Chief Executive Officer and Director, Qifu Technology, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP